UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Huazhu Group Limited

(Name of Issuer)

Ordinary Shares, $.0001 par value; ADSs, representing 1 ordinary share per ADS

(Title of Class of Securities)

G2118 103; 16949N109

(CUSIP Number)

Besma Boumaza

Group General Counsel

82, rue Henri Farman

CS20077

92445 Issy-les-Moulineaux

France

+33 (14) 538 8668

Copies to:

Louise Daley

1 Wallich Street, #17-01

Guoco Tower

Singapore 078881

+65 6408 8823

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Accor
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,543,167 ordinary shares (10,563,167 ordinary shares and 4,980,000 ADSs, representing 4,980,000 ordinary shares)
	8	Shared Voting Power 0 shares
	9	Sole Dispositive Power 15,543,167 ordinary shares (10,563,167 ordinary shares and 4,980,000 ADSs, representing 4,980,000 ordinary shares)
	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,543,167 ordinary shares (10,563,167 ordinary shares and 4,980,000 ADSs, representing 4,980,000 ordinary shares)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AAPC Hong Kong Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,543,167 ordinary shares (10,563,167 ordinary shares and 4,980,000 ADSs, representing 4,980,000 ordinary shares)
	8	Shared Voting Power 0 shares
	9	Sole Dispositive Power 15,543,167 ordinary shares (10,563,167 ordinary shares and 4,980,000 ADSs, representing 4,980,000 ordinary shares)
	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,543,167 ordinary shares (10,563,167 ordinary shares and 4,980,000 ADSs, representing 4,980,000 ordinary shares)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person (See Instructions) CO

Schedule 13D

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2016, as amended by the Schedule 13D/A filed with the SEC on March 8, 2018 (as amended, the “Schedule 13D”), with respect to ordinary shares, par value $0.0001 per share, and ADSs, representing one ordinary share per ADS of Huazhu Group Limited, a company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This statement is being filed by Accor, a company incorporated under the laws of France, with its registered office at 82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France, and AAPC Hong Kong Limited, a company incorporated in Hong Kong, with its registered office at Room 803, 8th Floor, AXA Centre, 151, Gloucester Road, Wan Chai, Hong Kong (“AAPC”), an indirect wholly owned subsidiary of Accor.

The principal business of Accor and AAPC is to own, lease, franchise, manage and operate hotels.

During the five years prior to the date hereof, neither Accor nor AAPC nor, to the best of their knowledge, any of the persons listed in Schedule 1 hereto has been has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by incorporating the information in Item 6 hereto into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)	The responses of Accor and AAPC to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

The percentage of outstanding ordinary shares of the Company which may be deemed to be beneficially owned by each of Accor and AAPC is set forth on Line 13 of their respective cover sheets. Such percentage was calculated based on based on 294,316,146 ordinary shares (including ordinary shares represented by ADSs) disclosed as outstanding as of March 31, 2019 by the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 19, 2019 (the “Annual Report”).

Accor and AAPC (the “Reporting Persons”) and Qi Ji may be deemed a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder. According to the Annual Report, Qi Ji beneficially owns 100,334,185 ordinary shares. If the Reporting Persons and Qi Ji are deemed a “group,” then such “group” would beneficially own 115,877,352 ordinary shares, which would represent 39.4% of the Company’s outstanding ordinary shares (based on 294,316,146 ordinary shares outstanding as of March 31, 2019 as reported in the Annual Report). The Reporting Persons disclaim that they are part of a “group” with Qi Ji and disclaim the 100,334,185 ordinary shares reported as beneficially owned by Qi Ji.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Stock Purchase Agreement

On December 4, 2019, AAPC Hong Kong Limited (the “Shareholder”), a shareholder of the Company, entered into a Stock Purchase Agreement with Gaoling Fund, L.P (the “Purchaser”) whereby the Purchaser agreed to purchase 14,332,376 ordinary shares from the Shareholder in a private sale for an aggregate purchase price of $451,469,844, or $31.50 per share (the “Private Sale”). The Private Sale is expected to close on December 9, 2019, or such later date as may be mutually agreed to by the Shareholder and the Purchaser. The shares sold in the Private Sale were offered and sold in reliance upon an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit A hereto and incorporated herein by reference.

Arrangement Regarding Voting and ROFR

On December 4, 2019, the Shareholder, Qi Ji and the Company agreed that (i) the Company shall cause to be appointed, and (ii) Qi Ji will vote and take all necessary corporate actions to vote in favor of appointing, the appointee nominated by the Shareholder to the Company’s board of directors, for so long as the Shareholder and its affiliates own ordinary shares and ADSs representing in the aggregate at least 5% of the outstanding share capital of the Company, all subject to certain termination events described in the Deed of Voting and ROFR, dated as of January 25, 2016 (the “Deed of Voting and ROFR”), between the Shareholder, the Company, Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Seletar Limited, Serangoon Limited and Credit Suisse Trust Limited. In addition, as part of the arrangement, the Shareholder agreed to amend the Deed of Voting and ROFR to terminate the right of first refusal set forth in the Deed of Voting and ROFR, which grants the Shareholder a right of first refusal to purchase any or all of the offered securities in the event any of Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Seletar Limited, Serangoon Limited and Credit Suisse Trust Limited enters into an understanding to transfer such securities or rights in such securities.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A — Stock Purchase Agreement, dated as of December 4, 2019, between AAPC Hong Kong Limited and Gaoling Fund, L.P.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 9th day of December, 2019.

Accor

	By:	/s/ Besma Boumaza
Name: Besma Boumaza
Position: Group General Counsel

AAPC Hong Kong Limited

	By:	/s/ Louise Daley
Name: Louise Daley
Position: Director

Schedule 1

Directors and Executive Officers of Accor and AAPC

Entity	Name	Present Principal Occupation	Business Address	Citizenship
Accor

	Sébastien Bazin	Chairman and Chief Executive Officer	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Iliane Dumas	Employee Representative Director — Project Officer	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Sophie Gasperment	Group General Manager, Financial Communication and Strategic Prospective of L’Oréal	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Iris Knobloch	Chairman of Warner Bros. Entertainment France	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	German

	Nicolas Sarkozy	Former French President of the Republic	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Aziz Aluthman Fakhroo	Director of Public Budget Department within the Ministry of Finance of Qatar	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French

	Qionger Jiang	Chief Executive Officer and Artistic Director of Shang Xia	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	Chinese

	Isabelle Simon	Group Secretary & General Counsel of Thales	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Sarmad Zok	Chairman & Chief Executive Officer of Kingdom Hotel Investment and Director of Kingdom Holding Company	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	British

	Sheikh Nawaf Bin Jassim Bin Jabor Al-Thani	Chief Executive Officer of Katara Hospitality	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	Qatari

	Chantale Hoogstoel	Employee Representative Director	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	Belgian

AAPC

	Louise Daley	Deputy Chief Executive Officer — Asia Pacific	1 Wallich Street, #17-01 Guoco Tower, Singapore 078881	Australian

	Wai Chin Chen	Vice President Finance Administration — Greater China	2F, Tower C The PLACE No. 150 Zunyi Road Shanghai 200051 PRC	Malaysian

	Olivier Baroux	Senior Vice President, Corporate Finance	1 Wallich Street, #17-01 Guoco Tower, Singapore 078881	French